February 24, 2026

Daniel Okelo
Chief Executive Officer
Privacy & Value Inc.
2261 Rosanna Street
Las Vegas, NV 89117

       Re: Privacy & Value Inc.
           Form 10-K for the year ended July 31, 2025
           File No. 333-256885
Dear Daniel Okelo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Greg Yanke